FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 6, 2016

FAIRFAX TO ACQUIRE SOUTH AFRICAN INSURER

Toronto, Ontario (July 6, 2016) – Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announced today that it has entered into an agreement with Zurich Insurance Company Ltd to acquire 100% of its South African and Botswana operations, Zurich Insurance Company South Africa Limited (“ZICSA”).  The transaction is subject to customary closing conditions, including various regulatory approvals, and is expected to close by the end of the fourth quarter of 2016.

ZICSA represents an expansion of Fairfax’s commercial insurance presence in Africa and follows its purchase of a 7.15% stake in Africa Re in 2015.  Operating in South Africa and Botswana, with strategic investments in Swaziland and Mauritius, ZICSA was founded in 1965 and has over 800 employees.  ZICSA is led by its CEO, Edwyn O’Neill.

“We are pleased to have ZICSA join the Fairfax group,” said Prem Watsa, Chairman and CEO of Fairfax.  “It is a high-quality and well-known regional business, with an outstanding management team led by Edwyn O’Neill.  Africa is a continent that represents a long-term growth opportunity for Fairfax, but where we have traditionally done little primary commercial insurance business.  This acquisition represents a key step in expanding our presence in this important market.”

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   John Varnell, Vice President, Corporate Development, at (416) 367-4941